



15005496

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/12/15

March 3, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-3-15

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Intel Corporation
Incoming letter dated January 12, 2015

Dear Mr. Mueller:

This is in response to your letter dated January 12, 2015 concerning the shareholder proposal submitted to Intel by John Chevedden. We also have received a letter from the proponent dated January 14, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA OMB Memorandum M-07-16 ***

March 3, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 12, 2015

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

We are unable to concur in your view that Intel may exclude the proposal under rule 14a-8(i)(3). You have expressed your view that the proposal is vague and indefinite because it does not explain whether a director's stock ownership in accordance with the company's stock ownership guidelines is a permissible "financial connection." Although the staff has previously agreed that there is some basis for your view, upon further reflection, we are unable to conclude that the proposal, taken as a whole, is so vague or indefinite that it is rendered materially misleading. We are also unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Intel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA OMB Memorandum M-07-16 ***

January 14, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Intel Corporation (INTC)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 12, 2015 company request concerning this rule 14a-8 proposal.

The company does not state that it has a policy in place that absolutely prevents its current CEO from holding both the CEO and Chairman positions. The company only says it now has a "general policy" which can be interpreted as a flexible policy. The company should not be allowed to hold a shareholder responsible for its own vagueness.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Irving S. Gomez <irving.s.gomez@intel.com>

INTEL CORPORATION BOARD OF DIRECTORS GUIDELINES ON SIGNIFICANT CORPORATE GOVERNANCE ISSUES

A. BOARD COMPOSITION

1. Board Leadership; Separation of the positions of Chairman and CEO

The Board's general policy, based on experience, is that the positions of Chairman of the Board of Directors and Chief Executive Officer should be held by separate persons as an aid in the Board's oversight of management. If the Chairman of the Board is not an independent director, the Board will appoint an independent director to serve as Lead Director.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 12, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Intel Corporation*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Stockholders' Meeting (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states, in relevant part:

> RESOLVED: Shareholders request that our Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

Immediately after this paragraph, the Proposal's supporting statement asserts, "When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. . . ."

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is false and misleading in violation of Rule 14a-9; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Materially False And Misleading In Violation Of Rule 14a-9.

The Proposal may be excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is materially false and misleading in violation of Rule 14a-9. Specifically, the Proposal falsely implies that the Company permits its Chief Executive Officer (the "CEO") to serve as Chairman of the Company's Board of Directors (the

"Board") and that the CEO is currently the Chairman of the Board, whereas the Company has a longstanding policy of separating the roles of CEO and Chairman.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a stockholder proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement "containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff stated that exclusion under Rule 14a-8(i)(3) may be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading."

The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of entire stockholder proposals that contain statements that are false or misleading. *See, e.g.*, *General Electric Co.* (avail. Jan. 6, 2009) (concurring in the exclusion of a proposal under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years because the company did not typically allow stockholders to withhold votes in director elections); *Johnson & Johnson* (avail. Jan. 31, 2007) (concurring in the exclusion of a proposal to provide stockholders a "vote on an advisory management resolution . . . to approve the Compensation Committee [R]eport" because the proposal would create the false implication that stockholders would receive a vote on executive compensation); *General Magic, Inc.* (avail. May 1, 2000) (concurring in the exclusion of a proposal that requested the company make "no more false statements" to its stockholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact the company had corporate policies to the contrary).

In the instant case, the Proposal's supporting statement claims that "[w]hen our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance." Exhibit A. This statement renders the Proposal excludable under Rule 14a-8(i)(3) because it falsely implies that the Company permits its CEO to serve as the Chairman of the Board and that the CEO is currently the Chairman of the Board. As disclosed in the Company's definitive proxy statement filed with the Commission on April 3,

2014 (the "2014 Proxy Statement"),[1] the Company has a general policy, published in its Board of Directors Guidelines on Significant Corporate Governance Issues, "that the positions of Chairman of the Board and CEO should be held by separate individuals to aid in the Board's oversight of management." *See* 2014 Proxy Statement, at 15; *see also* Board of Directors Guidelines on Significant Corporate Governance Issues, Section A.1, attached hereto as Exhibit B. In fact, a CEO of the Company has *never* served simultaneously as its Chairman, as this policy has been in effect since the Company began operations in 1968. *See* 2014 Proxy Statement, at 15.

The materiality under Rule 14a-8(i)(3) of false and misleading assertions in a supporting statement is demonstrated by the court's holding in *Express Scripts Holding Co. v. Chevedden*, 2014 WL 631538, *4 (E.D. Mo. Feb. 18, 2014). There, in the context of a proposal that, like the Proposal, sought to separate the positions of chief executive officer and chairman, the court ruled that, "when viewed in the context of soliciting votes in favor of a proposed corporate governance measure, statements in the proxy materials regarding the company's existing corporate governance practices are important to the stockholder's decision whether to vote in favor of the proposed measure" and therefore are material. Here, the statement discussed above is misleading because it conveys the false notion that the Company allows its CEO to serve as Chairman (which, the statement asserts, would negatively impact the Board's ability to monitor the CEO's service) and falsely suggests that the Proposal will change a situation that does not in fact exist. Under *Express Scripts*, the statement is material because stockholders would assume it to be true and would consider it in the context of determining how to vote on the Proposal. A stockholder's vote might be based upon the mistaken assumption that the Proposal is necessary to prevent the Company's CEO from serving as Chairman, when in fact the Company has a firmly established policy prohibiting the CEO from serving as Chairman. Therefore, the supporting statement violates Rule 14a-9 and, based on the outcomes of the precedent cited above, the Proposal is properly excludable under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

As discussed below, the Proposal also may be excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, such that it would

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[1] *Available at* http://www.sec.gov/Archives/edgar/data/50863/000119312514128308/d673385ddef14a.htm.

preclude stockholders and the Company from determining with any reasonable certainty exactly what actions or measures the Proposal requires. The Proposal defines an independent director as a person for whom the directorship is the "only nontrivial professional, familial or financial connection" to the Company, yet it does not provide any guidance on whether the Company's non-employee directors, by virtue of their ownership of a significant amount of the Company's stock, have significant "financial connections" to the Company that are not "nontrivial." Consequently, any action taken by the Company to implement the Proposal by prohibiting non-employee directors from owning nontrivial amounts of the Company's stock could be significantly different from the actions contemplated by stockholders voting on the Proposal.

Rule 14a-8(i)(3) provides that a company may exclude a stockholder proposal if the proposal or supporting statement is vague and indefinite so as to be inherently misleading. The Staff consistently has taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against").

The Staff has on numerous occasions concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that stockholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. *See, e.g.*, *AT&T Inc.* (Feb. 21, 2014) (concurring in the exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities," where the phrase "moral, ethical and legal fiduciary" was not defined or meaningfully described); *Moody's Corp.* (Feb. 10, 2014) (concurring in the exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"); *PepsiCo, Inc. (Steiner)* (Jan. 10, 2013) (concurring in the exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where, among other things, it was unclear how the pro rata vesting should be implemented); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where "the proposal does not sufficiently explain the meaning of 'executive pay rights' and . . . as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Motors Corp.* (Mar. 26, 2009) (concurring in the exclusion of a proposal to "eliminate all incentives for the CEOs and the Board of Directors," where the proposal did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (concurring in the exclusion of a proposal requesting that the board adopt a new senior executive compensation policy incorporating criteria specified in the proposal, where the proposal failed to define critical terms such as "Industry Peer group" and "relevant time period"); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring in the exclusion of a proposal requesting the company's board to "take the necessary steps to implement a policy of improved corporate governance" where "improved corporate governance" was not defined or explained).

In *Abbott Laboratories* (Jan. 13, 2014), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board adopt a bylaw requiring an independent lead director, where the proposal's standard of independence specified that an independent director is "a person whose directorship constitutes his or her only connection" to the company. The proposal in *Abbott*, among other things, failed to give any guidance on how the broad term "connection" should be interpreted or applied. In particular, in *Abbott* the company noted that all its non-employee directors receive grants of restricted stock units and are required to own shares of the company's stock under the company's stock ownership guidelines. The Staff concurred that, in applying this particular proposal to Abbott, "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Similarly, in *Pfizer Inc.* (Dec. 22, 2014), the Staff concurred in the exclusion of a proposal nearly identical to the Proposal requesting that the board adopt a policy that the chairman be "an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship." In *Pfizer*, the company argued that, just as with the "connection" language in *Abbott,* the proposal's attempts to define an independent director as someone whose directorship constituted his or her only "nontrivial professional, familial or financial connection to the company or its CEO" was unclear in the context of the directors' ownership of a significant amount of Pfizer stock. The company further argued that, unless the company amended its stock ownership guidelines, the proposal would prevent all of the company's non-employee directors from serving as chairman due to the fact that the company's stock ownership guidelines required each non-employee director to own a significant amount of the company's stock. The Staff concurred that the proposal was vague and indefinite and "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[2]

We note that the Staff on other occasions has not concurred with the exclusion of independent chairman proposals using the phrase "nontrivial professional, familial or financial connection" in defining the standard of independence applicable to the chairman, where it was argued that such phrase rendered the proposals vague and indefinite and therefore inherently misleading. *See Mylan Inc.* (Jan. 16, 2014); *Aetna Inc.* (Mar. 1, 2013); *Clear Channel Communications, Inc.* (Feb. 15, 2006). However, none of those letters raised the issue squarely presented in *Abbott* and *Pfizer*—namely, that where a company requires its non-employee directors to maintain significant stock ownership in the company, it is not clear whether such significant stock ownership constitutes a "connection" or a "nontrivial . . . financial connection" to the company (in which case, the proposals would either prevent all of the non-employee directors from serving as chairman or would require the companies to change their stock ownership guidelines and director compensation structures). It is well established that the Staff does not consider any basis for exclusion of a proposal if that basis was not advanced by a company in its no-action request. *See* Staff Legal Bulletin No. 14 (Jul. 13, 2001), at Section B.5 ("we will not consider any basis for exclusion that is not advanced by the company"). Accordingly, each of *Mylan*, *Aetna* and *Clear Channel* is distinguishable from *Abbott* and *Pfizer*, and from the instant situation.

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[2] *Pfizer* makes clear that the addition of the modifying phrase "nontrivial professional, familial or financial" to the word "connection" does not render the director independence standard at issue in *Pfizer* (and in the instant Proposal) any less ambiguous than the director independence standard at issue in *Abbott*. Indeed, the independence definition in the Council of Institutional Investors' Policies on Corporate Governance uses both formulations of the standard interchangeably:

> 7.2 Basic Definition of an Independent Director: An independent director is someone whose ***only nontrivial professional, familial or financial connection*** to the corporation, its chairman, CEO or any other executive officer is his or her directorship. Stated most simply, an independent director is a person whose directorship constitutes his or her ***only connection*** to the corporation.

Available at http://www.cii.org/corp_gov_policies (emphasis added).

Here, the Proposal, as applied to the Company, suffers from the same flaw as the proposals in *Abbott* and *Pfizer*. If implemented, the Proposal would require, among other things, that the Chairman be an individual "whose only nontrivial professional, familial or financial connection to the [C]ompany or its CEO is the directorship." However, the Company's directors receive annual grants of restricted stock units, and the Board has adopted stock ownership guidelines for non-employee directors. As disclosed in the Company's 2014 Proxy Statement, the Board's stock ownership guidelines provide that, within five years of joining the Board, each non-employee director must acquire and hold at least 15,000 shares of the Company's common stock (valued at more than $550,000 as of the close of trading on January 9, 2015). *See* 2014 Proxy Statement, at 26. After each succeeding five years of Board service, each non-employee director must own an additional 5,000 shares (*e.g.*, after ten years of service, a director must own 20,000 shares). *Id.* The 2014 Proxy Statement also confirms that each of the Company's non-employee directors nominated for election at the annual meeting had satisfied these ownership guidelines as of December 28, 2013. *Id.* In fact, the beneficial ownership table in the 2014 Proxy Statement shows that each of the Company's non-employee directors held substantially more shares than required under the Board's stock ownership guidelines. *Id.* at 30. Consistent with the expectations of stockholders, the purpose of the Company's stock ownership guidelines is to ensure a nontrivial financial connection between the non-employee directors and the Company. As a result, it cannot be determined whether under the Proposal all of the Company's non-employee directors would be disqualified from serving as independent Chairman due to the fact that such directors, by virtue of compliance with the stock ownership guidelines, have significant "financial connections" to the Company that are not "nontrivial." Accordingly, it is unclear from the Proposal whether it intends to restrict or not restrict stock ownership of directors. The Proposal offers no guidance to address or resolve this issue.

We also note that the Staff has taken the position that companies may exclude proposals under Rule 14a-8(i)(3) when the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). For example, in *Berkshire Hathaway Inc.* (Mar. 2, 2007), the Staff concurred in the exclusion of a proposal that would have restricted the company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because the proposal did not adequately disclose to stockholders the extent to which the proposal would operate to bar investment in all foreign corporations. *See also Duke Energy Corp.* (avail. Feb. 8, 2002) (concurring in the exclusion of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the company had no nominating committee). Here, the

Proposal fails to adequately disclose that the Proposal could result in disqualifying any independent director who is in compliance with the Company's stock ownership guidelines from serving as Chairman or, alternatively, could require the Company to alter its stock ownership guidelines and director compensation structure and compel the Chairman to dispose of the Company's shares (in which case the Chairman would no longer have any meaningful financial connection to the Company). As a result, any action taken by the Company to implement the Proposal by prohibiting directors from owning nontrivial amounts of the Company's stock could be significantly different from the actions envisioned by stockholders.

For the foregoing reasons and based on the precedent cited above, we believe that the Proposal, as applied to the Company, is impermissibly vague and indefinite and inherently misleading and may be excluded from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Irving S. Gomez, the Company's Senior Counsel, Corporate Legal Group, at (408) 653-7868.

Sincerely,



Ronald O. Mueller

Attachments

cc: Irving S. Gomez, Intel Corporation
John Chevedden

101857644.10

<u>Exhibit A</u>
Proposal and Related Correspondence

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Cary I. Klafter
Corporate Secretary
Intel Corporation (INTC)
2200 Mission College Blvd.
Santa Clara CA 95052
PH: 408 765-8080
FX: 408-653-8050
FX: 302-655-5049

Dear Mr. Klafter,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 30, 2014
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Irving S. Gomez <irving.s.gomez@intel.com>

[INTC: Rule 14a-8 Proposal, November 30, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that our Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, gave Intel an F in its Governance, Environmental and Social rating. There was not one independent director who had general expertise in risk management, based on GMI's standards.

Unvested incentive pay partially or fully accelerates upon CEO termination. Accelerated equity vesting allows executives to realize lucrative pay without necessarily having earned it through strong performance. Our company had not disclosed specific, quantifiable performance objectives for our CEO. GMI said CEO Brian Krzanich received a $2 million golden hello.

Our executive pay committee had the discretion to increase annual amounts up to 10% to reflect individual contributions, which somewhat undermines the effectiveness of an incentive plan. Furthermore, executives also participated in a semiannual incentive cash plan. Short-term amounts should be based on at least one-year performance periods; anything less may force executives to focus on extreme short-term growth. On top of this, executives also received an additional discretionary special bonus.

We had 3 directors with 13 to 25-years long-tenure which can negatively impact director independence:

Reed Hundt (13-years) was negatively flagged by GMI due to his involvement with the Allegiance Telecom board when it went bankrupt.
David Pottruck (16-years) was the head of our executive pay committee.
David Yoffie (25-years) was an executive pay committee member and head of our nomination committee. Mr. Yoffie also received our highest negative votes – 10%.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Personal Investing

P.O. BOX 770001
CINCINNATI, OH 45277-0045

Fidelity INVESTMENTS

INTC Post-it® Fax Note 7671	Date 12-4-14	# of pages ▶
To Cary Klafter	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 408-653-8050	Fax #	

December 4, 2014

John R. Chevedden
Via facsimile to *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100.000 shares of Timken Company (CUSIP: 887389104, trading symbol: TKR), no fewer than 90.000 shares of FirstEnergy Corp. (CUSIP: 337932107, trading symbol: FE), no fewer than 100.000 shares of Con Way, Inc. (CUSIP: 205944101, trading symbol: CNW) and no fewer than 200.000 shares of Intel Corp. (CUSIP: 458140100, trading symbol: INTC) since June 1, 2013 (in excess of eighteen months).

I can also confirm that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 200.000 shares of Manitowoc Company (CUSIP: 563571108, trading symbol: MTW) since November 19, 2013 (in excess of twelve months), no fewer than 80.000 shares of Pacific Gas and Electric Company (CUSIP: 69331C108, trading symbol: PCG) since November 1, 2013 (in excess of thirteen months) and no fewer than 50.000 shares of Anthem, Inc. (CUSIP: 035752103, trading symbol: ANTM) since September 20, 2013 (in excess of fourteen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,



George Stasinopoulos
Client Services Specialist

Our File: W422554-03DEC14

Exhibit B

Company Board of Directors Guidelines on Significant Corporate Governance Issues

INTEL CORPORATION BOARD OF DIRECTORS GUIDELINES ON SIGNIFICANT CORPORATE GOVERNANCE ISSUES

A. BOARD COMPOSITION

1. Board Leadership; Separation of the positions of Chairman and CEO

The Board's general policy, based on experience, is that the positions of Chairman of the Board of Directors and Chief Executive Officer should be held by separate persons as an aid in the Board's oversight of management. If the Chairman of the Board is not an independent director, the Board will appoint an independent director to serve as Lead Director.

2. Size of the Board

The Board has designated a range of 9 to 15 members in the company's Bylaws, and periodically reviews the appropriate size of the Board.

3. Mix of Inside and Independent Directors

The Board believes that there should be a substantial majority of independent directors on the Board. The Board also believes that it is useful and appropriate from time to time to have members of management, in addition to the Chief Executive Officer, as directors.

4. Board Definition of What Constitutes Independence for non-employee Directors

Intel defines an "independent" director in accord with NASDAQ listing requirements (NASDAQ Marketplace Rule 4200). The NASDAQ independence definition includes a series of objective tests, such as that the director is not an employee of the company and has not engaged in various types of business dealings with the company. Because it is not possible to anticipate or explicitly provide for all potential conflicts of interest that may affect independence, the Board is also responsible to affirmatively determine as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the Board will review information provided by the directors and the company with regard to each director's business and personal activities as they may relate to the company and the company's management.

5. Board Membership Criteria

The Board should be responsible for selecting its own members.

(a) The Corporate Governance and Nominating Committee is responsible for reviewing and assessing with the Board the appropriate skills, experience, and background sought of Board members in the context of our business and the then-current membership on the Board. This assessment of Board skills, experience, and background includes numerous diverse factors, such as independence; understanding of and experience in manufacturing, technology, finance, and marketing; international experience; age; and gender and ethnic diversity. The priorities and emphasis of the Corporate Governance and Nominating Committee and of the Board with regard to these factors change from time to time to take into account changes in the company's business and other trends, as well as the portfolio of skills and experience of current and prospective Board members.

(b) The Corporate Governance and Nominating Committee and the Board review and assess the continued relevance of and emphasis on these factors as part of the Board's annual self-assessment process and in connection with candidate searches to determine if they are effective in helping to satisfy the Board's goal of creating and sustaining a Board that can appropriately support and oversee the company's activities.

Board members are expected to rigorously prepare for, attend, and participate in all Board and applicable Committee meetings. Each Board member is expected to ensure that other existing and planned future commitments, including other board service, do not materially interfere with the member's service as a director. These other commitments will be considered by the Corporate Governance and Nominating Committee and the Board when reviewing Board candidates and in connection with the Board's annual self-assessment process.

6. **Selection of New Director Candidates**

The Board is committed to seeking out women and minority candidates as well as candidates with diverse backgrounds, experiences and skills as part of each Board search the Company undertakes.

7. **Directors Who Change Their Present Job Responsibility**

Directors should offer to resign upon a significant change of the director's principal current employer or principal employment, or other similarly significant change in professional occupation or association. It is not the sense of the Board that in every instance the directors who offer to resign should necessarily leave the Board.

8. **Term Limits**

The Board does not believe it should establish Board term limits. While term limits could help to ensure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of directors who over time have developed increasing insight into the company and its operations and therefore provide an increasing contribution to the Board as a whole.

9. **Director and Corporate Officer Retirement Policy**

The Board has adopted a retirement policy for directors and corporate officers. Under the policy, independent directors may not stand for reelection after age 72, and management directors may not stand for reelection after age 65. Corporate officers may continue as such no later than age 65.

10. **Board Compensation**

It is the general policy of the Board that Board compensation should be a mix of cash and equity-based compensation. Employee directors will not be paid for Board membership in addition to their regular employee compensation. Independent directors may not receive consulting, advisory or other compensatory fees from the company in addition to their Board compensation. To the extent practicable, independent directors who are affiliated with the company's service providers will undertake to ensure that their compensation from such providers does not include amounts connected to payments by the company. The staff of the company will report from time to time to the Corporate Governance and Nominating Committee on the status of Board compensation in relation to other companies and with regard to trends and developments in director compensation.

11. **Limitation of Service on Other Public Company Boards**

Directors may not serve on more than 4 public company boards of directors (including Intel), but excluding not-for-profit and mutual fund boards. If a director is also an active CEO of a public company, the director may not serve on more than 3 public company boards (including Intel).

12. **Advance Resignation to Address Majority Voting**

Director nominees submit a contingent resignation in writing to the Chairman of the Corporate Governance and Nominating Committee to address majority voting in director elections. The resignation becomes effective only if the director fails to receive a sufficient number of votes for re-election at an Annual Meeting and the Board accepts the resignation.

B. **RESPONSIBILITIES OF THE BOARD OF DIRECTORS**

1. **Primary Responsibilities**

The primary responsibilities of the Board of Directors are oversight, counseling and direction to the management of the company in the interest and for the benefit of the company's stockholders. The Board's detailed responsibilities include:

(a) Selecting, regularly evaluating the performance of, and approving the compensation of the Chief Executive Officer and other senior executives;

(b) Planning for succession with respect to the position of Chief Executive Officer and monitoring and advising on management's succession planning for other senior executives;

(c) Reviewing and, where appropriate, approving the company's major financial objectives, strategic and operating plans and actions;

(d) Overseeing the conduct of the company's business and assessing the company's business risks to evaluate whether the business is being properly managed; and

(e) Overseeing the processes for maintaining the integrity of the company with regards to its financial statements and other public disclosures, and compliance with law and ethics.

The Board of Directors has delegated to the Chief Executive Officer, working with the other executive officers of the company, the authority and responsibility for managing the business of the company in a manner consistent with the standards and practices of the company, and in accordance with any specific plans, instructions or directions of the Board. The Chief Executive Officer and management are responsible to seek the advice and, in appropriate situations, the approval of the Board with respect to extraordinary actions to be undertaken by the company.

2. **Code of Conduct**

Members of the Board of Directors shall act at all times in accordance with the requirements of the company's Code of Conduct, which shall be applicable to each director in connection with his or her activities relating to the company. This obligation shall at all times include, without limitation, adherence to the company's policies with respect to conflicts of interest, confidentiality, protection of the company's assets, ethical conduct in business dealings and respect for and compliance with applicable law. Any waiver of the requirements of the Code of Conduct with respect to any individual director shall be reported to, and be subject to the approval of, the Board of Directors.

C. **BOARD MEETINGS AND MATERIALS**

1. **Scheduling and Selection of Agenda Items for Board Meetings**

Board meetings are scheduled in advance typically every other month for a full day. In addition to regularly scheduled meetings, additional Board meetings may be called upon appropriate notice at any time to address specific needs of the company. The Board and its Committees may also take action from time to time by unanimous written consent.

Typically, the meetings are held at the company's headquarters in Santa Clara, CA, but occasionally a meeting is held at another Intel facility or other location. The Chairman of the Board of Directors, the Chief Executive Officer and the Corporate Secretary, in consultation with the other members of the Board, draft the agenda for each meeting and distribute it in advance to the Board, subject to review and approval of the Lead Director if the Chairman of the Board of Directors is not an independent director. Each director may propose the inclusion of items on the agenda; request the presence of or a report by any member of the company's management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

The annual cycle of agenda items for Board meetings is expected to change on a periodic basis to reflect, e.g., Board requests, changing business and legal issues and the work done by the Board Committees. It is expected that the Board will have regularly-scheduled presentations from Finance, Sales and Marketing, and the major business segments and operations of the company.

The Board's annual agenda will include the long-term strategic plan for the company and the principal issues that the company expects to face in the future.

2. **Board Material Distributed in Advance**

Information that is important to the Board's understanding of the business and its meeting agenda items should be distributed to the Board before the Board meets. Supplemental materials will be provided to the Board on a periodic basis and at any time upon request of Board members. As a general rule, materials on specific subjects should be provided to the Board members in advance so that Board meeting time may be conserved and discussion time focused on questions that the Board has about the material. Sensitive subject matters may be discussed at the meeting without written materials being distributed in advance or at the meeting.

3. **Access to Employees and Board Presentations**

The Board has complete access to contact and meet with any Intel employee. Board members are encouraged, when traveling, to make arrangements in advance to visit Intel sites and meet with local management on a world-wide basis. The Corporate Secretary shall, whenever requested, assist in arranging and facilitating such meetings and site visits.

The Board encourages management to schedule managers to present at Board Meetings who can provide additional insight into the items being discussed because of personal involvement in these areas, and are persons that management believes should be given exposure to the Board.

4. **Independent Directors' Discussions**

The Board's policy is to have a separate meeting time for the independent directors regularly scheduled at least three times a year during the regularly scheduled Board Meetings.

5. **Director Orientation and Continuing Education**

The Chief Executive Officer in conjunction with management are responsible for new-director orientation programs and for director continuing education programs. The orientation programs are designed to familiarize new directors with the company's businesses, strategies and challenges and to assist new directors in developing and maintaining skills necessary or appropriate for the performance of their responsibilities. Continuing education programs for Board members may include a mix of in-house and third-party presentations and programs.

D. **BOARD COMMITTEES**

1. **Number of Committees**

The current five Committees are Audit, Compensation, Corporate Governance and Nominating, Executive, and Finance. There will, from time to time, be occasions on which the Board may want to form a new committee or disband a current committee depending upon the circumstances. The Audit, Compensation and the Corporate Governance and Nominating Committees shall be composed entirely of independent directors. The Executive Committee shall be comprised of the Chairman of the Board of Directors, the Chief Executive Officer, the Lead Director, if any, and other members as appointed by the Board of Directors, each of whom shall be a director. Each Committee will have a written charter, approved by the Board, which describes the Committee's general authority and responsibilities. Each Committee will undertake an annual review of its charter, and will work with the Corporate Governance Committee and the Board to make such revisions as are considered appropriate.

Each Committee has the authority to engage outside experts, advisers and counsel to the extent it considers appropriate to assist the Committee in its work. Each Committee will regularly report to the Board concerning the Committee's activities.

The Audit Committee is responsible for the hiring, oversight and compensation of the independent registered public accounting firm that audit the company's financial statements, and for monitoring the effectiveness of the company's internal financial and accounting organization and controls and financial reporting.

The Compensation Committee reviews and determines salaries and other matters relating to compensation of the executive officers of the company, and administers the company's equity incentive plans (including reviewing, recommending, and approving equity grants to executive officers).

The Corporate Governance and Nominating Committee reviews and reports to the Board on matters of corporate governance (that is, the relationships of the Board, the stockholders and management in determining the direction and performance of the company) and reviews and addresses these Guidelines and recommends revisions as appropriate. The Committee reviews all proposals submitted by stockholders for action at the Annual Stockholders' Meeting, and recommends action by the Board with regards to each such proposal. The Committee makes recommendations to the Board regarding the size and composition of the Board, establishes procedures for the nomination process, recommends candidates for election to the Board and nominates employees for election as Corporate Officers by the Board.

The Executive Committee is responsible for exercising the powers of the Board in the management of the business and affairs of the company when the Board is not in session.

The Finance Committee makes recommendations to the Board relating to capital structure, cash policy and the issuance of securities, reviews banking arrangements and cash management, and reviews and approves certain short-term and long-term investment transactions.

2. **Assignment and Term of Service of Committee Members**

The Board is responsible for the appointment of Committee Members and Committee Chairmen. Committee assignments are reviewed annually and it is expected that Committee assignments will rotate from time to time among the Board members. It is also expected that each Committee Chairman will rotate off the Committee when his or her term as Chairman is completed.

3. **Frequency and Length of Committee Meetings and Committee Agenda**

The Committee Chairman, in consultation with the Chairman of the Board of Directors and appropriate members of management, will determine the frequency and length of the Committee meetings and develop the Committee's agenda. The agendas and meeting minutes of the Committees will be shared with the full Board, and other Board members are welcome to attend Committee meetings.

E. MANAGEMENT AND BOARD REVIEW AND RESPONSIBILITY

1. Formal Evaluation of Chief Executive Officer

The independent directors, in conjunction with the company's 360-degree review process for employees, will perform a formal annual evaluation of the Chief Executive Officer and of any other employee who serves on the Board of Directors.

2. Succession Planning and Management Development

The Chief Executive Officer reviews succession planning and management development topics with the Board on at least a semiannual basis. The Board's goal is to have a long-term and continuing program for effective senior leadership development and succession. The Board also maintains short-term contingency plans in place for emergency and ordinary-course contingencies, such as the departure, death, or disability of the Chief Executive Officer or other executive officers.

Any waiver of the requirements of the company's Code of Conduct with respect to any executive officer shall be reported to, and be subject to the approval of, the Board of Directors.

3. Formal Evaluation of the Board

The Chairman of the Board of Directors or Lead Director manages the Board's process for annual director self-assessment and evaluation of the Board.

4. Board Interaction with Outside Interested Parties

The Board believes that management speaks for the company. The Chairman of the Board of Directors serves as the Board's liaison for consultation and direct communication with stockholders. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the company, but it is expected that Board members would do this with the knowledge of management and, in most instances, at the request of management.

F. POLICY ON POISON PILL PLANS

The Board of Directors shall seek and obtain stockholder approval before adopting any stockholders "rights plan" (which for this purpose shall mean any arrangement pursuant to which, directly or indirectly, Common Stock or Preferred Stock purchase rights may be distributed to stockholders that provide all stockholders, other than persons who meet certain criteria specified in the arrangement, the right to purchase the Common Stock or Preferred Stock at less than the prevailing market price of the Common Stock or Preferred Stock (sometimes referred to as a "poison pill")); provided, however, that this policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill if, under the then circumstances, the Board, including a majority of its independent members, in its exercise of its fiduciary responsibilities, deems it to be in the best interests of the company's stockholders to adopt a poison pill without the delay in adoption that would come from the time reasonably anticipated to be necessary to seek stockholder approval. If the Board adopts a poison pill without prior stockholder approval, the Board will submit the poison pill to an advisory vote by the company's stockholders within 12 months from the date the Board adopts the pill. If the company's stockholders fail to approve the poison pill, the Board may elect to terminate, retain or modify the poison pill in its exercise of its fiduciary responsibilities.

The Corporate Governance and Nominating Committee of the Board of Directors shall review this statement of policy, including the proviso, on at least an annual basis and report to the Board with any recommendations it may have in connection therewith, and such review shall be referred to in the company's Proxy Statements as aforesaid.

G. **AMENDMENTS AND WAIVERS**

The Board may amend, waive, suspend or repeal any of these Guidelines at any time, with or without public notice, as it determines necessary or appropriate, in the exercise of the Board's judgment or fiduciary duties.

As amended effective November 12, 2014.